04046190

MOUNT REAL

RECEIVED

2004 NOV 18 P 1:33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-4689 SUPPL

PRESS RELEASE

The Toronto Stock Exchange
Symbol: MRF

MOUNT REAL ANNOUNCES THIRD QUARTER RESULTS

MONTREAL, Quebec, November 11, 2004 - Mount Real Corporation ("Mount Real") today announced its financial results for the third quarter ended September 30, 2004.

Revenues for the nine-month period ended September 30, 2004 were $32,661,495, an increase of 18% as compared to $27,570,174 in 2003. Net earnings for the nine months ended September 30, 2004 were $8,217,297 compared to $8,847,887 for the same period in 2003. Earnings per share for the period were $0.92 compared to $0.99 in 2003, based on the weighted-average number of shares of 8,962,668 (8,966,385 in 2003).

Revenues for the three months ended September 30, 2004 were $13,073,972, as compared to $10,108,848 in 2003. Net earnings for the three months ended September 30, 2004 were $3,050,364 compared to $4,638,986 for the same period in 2003. Earnings per share for the quarter ended September 30, 2004 was $0.34 compared to $0.52 in 2003.

Joseph Pettinicchio, President of Mount Real said: "We are pleased with the third quarter results. The increase in service revenue is directly related to management's efforts to increase Mount Real's client base and consumer databases. While management has taken steps to minimize the affects of the weaker U.S. dollar, it did have a negative effect on revenue and operating margin."

During the quarter Mount Real disposed of a subsidiary, Mount Real Capital Markets Ltd., in exchange for cash and shares in a company affiliated with Red Chili Media Ltd., of which Mount Real owns 37%.

Mount Real's business is management accounting, information management and media services. Mount Real uses "TMI" Tactics Marketing Intelligence, a business intelligence system, for the management of proprietary and non-proprietary consumer databases. Mount Real is listed under the stock-trading symbol MRF on the Toronto Stock Exchange.

dlw 11/22

Source: Lino P. Matteo, CMA
Chief Executive Officer

General Information: Kelly Leonard
Tel: (514) 762-2500
Fax: (514) 762-6535
Web Site: www.mountreal.com
Email: kelly@mountreal.com

PROCESSED
NOV 23 2004
THOMSON FINANCIAL